Contact

www.linkedin.com/in/sabrina-conyers-03b15622 (LinkedIn)
www.litworld.org (Other)
www.mcguirewoods.com/people/c/sabrina-n-conyers/ (Company)

Top Skills

Joint Ventures
Private Equity
Mergers & Acquisitions

Sabrina Conyers

Corporate Tax Partner, Strategic Advisor and Outside General Counsel for Investment Funds, including Real Estate, Private Equity, Financial Services, ESG and Social Impact

Charlotte, North Carolina, United States

Summary

Strategic advisor and cross-disciplined executive with expertise structuring corporate transactions, and advising on partnership and corporate tax issues, corporate and real estate finance law. Proven ability to synthesize and communicate complex information to various stakeholders, to focus all parties on business and transaction goals and to coordinate with multiple parties to resolve transaction issues.

Experience

McGuireWoods LLP

Tax Partner

September 2021 - Present (4 years 2 months)

Charlotte, North Carolina, United States

Nelson Mullins Riley & Scarborough

Tax Partner

May 2019 - September 2021 (2 years 5 months)

Charlotte, North Carolina

Sabrina Conyers represents clients in structuring, negotiating, and documenting the federal income tax consequences of their corporate transactions, specializing in providing strategic advice to partnerships, joint ventures, M&A transactions, real estate, REITs, traditional financing, community development financings and other corporate combinations, reorganizations and strategic alliances. Sabrina has an expertise in advising on the formation of investment vehicles, including ESG, Social Impact, Private Equity and Real Estate Funds.

EY

Senior Manager, Business Tax Advisory Services (Partnerships and Real Estate)

November 2014 - May 2019 (4 years 7 months)

Charlotte, North Carolina Area

Sabrina was a Senior Manager in Ernst & Young LLP's Business Tax Advisory practice. She focused her practice on structuring and implementing complex investments in real estate including partnership, joint venture and merger and acquisition transactions. She also advised companies in the real estate industry on effectively and efficiently managing their tax compliance and reporting obligations.

Sabrina has experience representing a variety of clients in the real estate sector, including corporations, investment banks, private equity funds and developers, as well as a host of other corporate clients on structuring and documenting capital investments, partnership and joint venture formations, taxable and tax-free mergers, acquisitions and divestitures, reorganizations, restructurings, domestic and cross-border financings and REIT transactions.

Sabrina joined EY in November 2014 after a 10 year career practicing corporate, real estate finance and tax law in New York City. She has an LLM in Taxation from NYU School of Law, a JD from Columbia Law School and a BA in Communication from Morgan State University.

Sabrina also serves as a board member and strategic advisor for two U.S. nonprofit organizations operating internationally.

Manatt, Phelps & Phillips, LLP
Senior Associate - Corporate
February 2011 - July 2014 (3 years 6 months)

Mrs. Conyers is an associate in the Business, Finance and Tax practice group in the New York office. Mrs. Conyers' practice focuses on corporate transactions. She represents private companies in merger, sale and acquisition transactions, general corporate advisory and governance matters and she represents financial institutions, community development entities, investors, lenders and borrowers in financing transactions (including transactions involving federal tax credits as an investment feature). Mrs. Conyers also provides general corporate counseling to clients advising them on a broad range of operating issues including corporate governance, deal structuring, commercial agreements, mergers and acquisitions, partnerships, joint ventures, real estate and other corporate matters. In the nonprofit sector, Mrs. Conyers assists clients with the formation of nonprofit corporations and in securing exemption from federal income taxation.

Prior to joining Manatt, Mrs. Conyers was an associate at the New York office of Bingham McCutchen LLP, where she focused on general corporate transactions, real estate finance and domestic and international tax law. She regularly advised clients in the real estate industry on the economic and tax implications of their partnership and joint ventures as well as on the domestic and international tax implications associated with mergers and acquisitions, private equity transactions, financings, restructurings and other strategic transactions. Mrs. Conyers also assisted clients in settling federal and state tax issues that arose in federal and state audits, examinations and administrative appeals.

Bingham McCutchen
Associate - Corporate Taxation
July 2007 - February 2011 (3 years 8 months)

Weil Gotshal and Manges
Associate - Corporate Taxation
September 2004 - June 2007 (2 years 10 months)

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Education

Columbia Law School
Juris Doctor (J.D.), Law · (2001 - 2004)

New York University School of Law
LLM, Taxation · (2005 - 2010)

Columbia Law School
Doctor of Law - JD · (2001 - 2004)

Morgan State University
BA, Communications · (1995 - 1999)

Bloomfield High School